                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _______________________

                                  FORM 11-K

                           _______________________


(Mark One)

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 1998

                                      OR


                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Harris Corporation Union Retirement Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Harris Corporation
                                1025 W. NASA Blvd.
                                Melbourne, Florida 32919

                               HARRIS CORPORATION
                              UNION RETIREMENT PLAN

                              Financial Statements

                                  June 30, 1998

HARRIS CORPORATION UNION RETIREMENT PLAN


     Table of Contents
     June 30, 1998                                                                                        PAGE
---------------------------------------------------------------------------------------------------------------
     INDEPENDENT AUDITOR'S REPORT...........................................................................1

     FINANCIAL STATEMENTS:

       Statements of Net Assets Available for Benefits......................................................2

       Statement of Changes in Net Assets Available for Benefits With Fund Information....................3-4

       Notes to Financial Statements......................................................................5-9

                          INDEPENDENT AUDITOR'S REPORT

Investment Committee
Harris Corporation Union Retirement Plan
Melbourne, Florida

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Union Retirement Plan (the "Plan") as of June 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1998 and 1997, and the changes in its net assets available for benefits for the year ended June 30, 1998, in conformity with generally accepted accounting principles.


/s/ Bray, Beck & Koetter
Melbourne, Florida
November 12, 1998

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

HARRIS CORPORATION UNION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 1998 and 1997
--------------------------------------------------------------------------------

                                                           1998          1997
                                                       -----------   -----------
ASSETS

INVESTMENTS, AT FAIR VALUE (NOTE 4):
  Plan interest in Harris Corporation Master Trust     $68,734,694   $53,975,926
  Participant loans                                      2,261,039     1,862,671
                                                       -----------   -----------
    Total investments                                   70,995,733    55,838,597

RECEIVABLES:
  Contribution receivable from:
    Harris Corporation                                     964,637     1,532,194
    Participants                                            99,592          --
  Loan payments                                             84,309          --
  Accrued interest and dividends                           242,686       272,488
  Securities sold                                          641,977       805,783
                                                       -----------   -----------
    Total receivables                                    2,033,201     2,610,465

CASH AND CASH EQUIVALENTS (NOTE 3)                       2,151,472     1,118,378
                                                       -----------   -----------
    Total assets                                        75,180,406    59,567,440

LIABILITIES

Accrued expenses                                            67,307        18,583
Securities purchased                                       218,168       550,261
Outstanding options                                        224,521        61,405
                                                       -----------   -----------
    Total liabilities                                      509,996       630,249
                                                       -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                      $74,670,410   $58,937,191
                                                       ===========   ===========







See accompanying notes to financial statements.
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                                                                               2

HARRIS CORPORATION UNION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 1998
--------------------------------------------------------------------------------

                                                                                Money           Equity
                                              Balanced       Short-Term         Market          Income
                                                Fund          Bond Fund          Fund            Fund
                                             ------------    ------------    ------------    ------------
INCREASES:
   Plan interest in Harris Corporation
     Master Trust investment income          $  4,498,450    $    684,350    $     14,439    $  1,989,676
   Interest income                                   --              --              --              --
   Contributions:
     Participant rollover                         284,382          89,561          14,028         183,797
     Employer profit-sharing                      245,268         202,922           9,956         130,917
     Employer matching                            349,931         342,588          13,253         372,505
     Employee                                     586,479         419,943          19,638         537,669
                                             ------------    ------------    ------------    ------------
                                                5,964,510       1,739,364          71,314       3,214,564

NET TRANSFERS (TO) FROM HARRIS CORPORATION
   RETIREMENT PLAN                                316,153         268,963          (3,652)        159,008

NET PARTICIPANTS' TRANSFERS
   BETWEEN FUNDS                               (2,260,802)     (1,736,714)        150,107           2,088

DECREASES:
   Benefits paid directly to participants       1,096,452         479,210         225,921         116,423
   Administrative expenses                         76,007          26,880             780          48,249
                                             ------------    ------------    ------------    ------------
                                                1,172,459         506,090         226,701         164,672
                                             ------------    ------------    ------------    ------------
NET INCREASE IN NET
   ASSETS AVAILABLE FOR BENEFITS                2,847,402        (234,477)         (8,932)      3,210,988

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                           23,377,313      10,230,363         308,370       8,697,967
                                             ------------    ------------    ------------    ------------
   END OF YEAR                               $ 26,224,715    $  9,995,886    $    299,438    $ 11,908,955
                                             ============    ============    ============    ============


See accompanying notes to financial statements.
--------------------------------------------------------------------------------
                                                                               3

--------------------------------------------------------------------------------



   Equity        Stable                      Harris
   Index         Value          Growth     Corporation   International       Loan
   Fund          Fund            Fund       Stock Fund        Fund           Fund          Total
-----------   -----------    -----------    -----------    -----------    -----------   -----------

$ 2,319,718   $   447,516    $   976,762    $   109,505    $     1,429    $      --     $11,041,845
       --            --             --             --             --          149,929       149,929
    239,385       312,397         30,140           --             --             --       1,153,690
    117,658       100,338         77,970           --            2,244           --         887,273
    249,436       201,843        146,620        244,111            807           --       1,921,094
    357,598       253,729        216,736        135,518          1,238           --       2,528,548
-----------   -----------    -----------    -----------    -----------    -----------   -----------
  3,283,795     1,315,823      1,448,228        489,134          5,718        149,929    17,682,379


    498,050       (21,465)       (76,017)      (165,017)        (3,069)          --         972,954


  2,116,487     1,078,283        144,246          3,346        184,656        318,303          --


    206,440       302,378        219,641         22,236           --           69,864     2,738,565
     12,954         7,955         10,691             33           --             --         183,549
-----------   -----------    -----------    -----------    -----------    -----------   -----------
    219,394       310,333        230,332         22,269           --           69,864     2,922,114
-----------   -----------    -----------    -----------    -----------    -----------   -----------


  5,678,938     2,062,308      1,286,125        305,194        187,305        398,368    15,733,219


  3,591,868     6,660,510      3,051,428      1,156,701           --        1,862,671    58,937,191
-----------   -----------    -----------    -----------    -----------    -----------   -----------
$ 9,270,806   $ 8,722,818    $ 4,337,553    $ 1,461,895    $   187,305    $ 2,261,039   $74,670,410
===========   ===========    ===========    ===========    ===========    ===========   ===========















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                                                                               4

     HARRIS CORPORATION UNION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1998 and 1997
--------------------------------------------------------------------------------



1.   DESCRIPTION OF THE PLAN

     The following description of the Harris Corporation Union Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     -------

     The Harris Corporation Union Retirement Plan is a defined contribution plan covering all domestic employees of Harris Corporation covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions
     -------------

     The Harris Corporation Union Retirement Plan and the Harris Corporation Retirement Plan share a common Profit-Sharing Program and Deferred Income Savings Program. The Corporation's annual contribution to the Profit-Sharing Program is equal to 11.5% of the Corporation's adjusted and consolidated net income as defined under the plan documents, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees' individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant's election. The employer contributes a matching amount equal to 100% of the participant's contributions, to a maximum of 6.857% of eligible compensation. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service.

     Payment of Benefits
     -------------------

     Distributions from the Plan can be made in the event of death, disability, termination of employment or financial hardship.

     Participant Loans
     -----------------

     The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of their 401(k) plan contributions.

--------------------------------------------------------------------------------
                                                                               5

HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1998 and 1997
--------------------------------------------------------------------------------



1.   DESCRIPTION OF THE PLAN, CONTINUED

     Vesting
     -------

     A participant's right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant's vested share of the Plan assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Corporate Administrative Committee.

     Forfeitures
     -----------

     A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation's contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation. For the year ended June 30, 1998, employer contributions were reduced by $4,427 from forfeited nonvested accounts.

     Plan Termination
     ----------------

     Although it has not expressed any intent to do so, Harris Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     Investment Options
     ------------------

     Upon enrollment into the Plan, a participant may direct employer, employee, and profit sharing contributions in any of nine investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the "Employer Summary Plan Description". Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Short-Term Bond Fund or the Money Market Fund.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting
     -------------------

     The accounting records of the Plan are maintained on the accrual basis.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

--------------------------------------------------------------------------------
                                                                               6

     HARRIS CORPORATION UNION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1998 and 1997
--------------------------------------------------------------------------------



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Investment Valuation and Income Recognition
     -------------------------------------------

     The fair value of the Plan's interest in the Harris Corporation Master Trust (the "Master Trust") is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distribution and allocated administrative expenses. Quoted market prices are used, when available, to value investments in the Master Trust. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Investments in unallocated insurance contracts are stated at contract value. Participant loans are stated at cost.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

     Administrative Expenses
     -----------------------

     Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust fund. In fiscal 1997, Harris Corporation elected to pay administrative expenses such as legal fees, tax counsel and accounting fees. During fiscal 1998, these fees and expenses were paid by the Plan. Trustee, investment manager fees and certain administrative expenses were paid by the Plan.

     Payment of Benefits
     -------------------

     Benefits are recorded when paid.

3.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a "party-in-interest".

     The term "party-in-interest" is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.

     Included in cash and cash equivalents at June 30, 1998 and 1997 are 1,081,108 and 1,118,378 shares, respectively, of BT Pyramid Directed Account Cash Fund, with a fair value of $1,081,108 and $ 1,118,378, respectively. At June 30, 1998, investments of the Master Trust include 97,182,986 shares of BT Pyramid Broad Market Fixed Income Fund with a fair value of $203,471,047; 198,897 shares of BT Pyramid Equity Index Fund with a fair value of $531,147,396; and 27,800 shares of Bankers Trust Company common stock with a fair value of $3,226,551.

     At June 30, 1998 and 1997, 643,016 and 306,916 shares with a fair market value of $30,969,499 and $25,780,944, respectively, of Harris Corporation common stock were included in investments of the Harris Corporation Master Trust.


--------------------------------------------------------------------------------
                                                                               7

HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1998 and 1997
--------------------------------------------------------------------------------



4.   INTEREST IN HARRIS CORPORATION MASTER TRUST

     The Harris Corporation Master Trust was established for the investment of assets of the Plan and the Harris Corporation Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company. At June 30, 1998 and 1997, the Plan's interest in the net assets of the Master Trust was approximately 3.03% and 2.67%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average daily balances invested by each plan.

     Investments of the Master Trust are as follows:

                                                         1998             1997
                                                    --------------   --------------
Fair value as determined by quoted market prices:
  U.S. government securities                        $  136,991,415   $  193,034,127
  Corporate debt securities                            119,443,881      230,525,352
  Foreign debt securities                                8,105,656       10,191,484
  Corporate equity securities                          891,181,774      787,014,217
  Morgan Stanley International Magnum Fund              73,003,976       60,206,396
  BT Pyramid Broad Market Fixed Income Fund            203,471,047             --
  BT Pyramid Equity Index Fund                         531,147,396             --
  Wells Fargo Bank Index Fund                                 --        316,512,010
  Putnam New Opportunities Fund                         82,309,171       94,828,345
                                                    --------------   --------------
                                                     2,045,654,316    1,692,311,931
Fair value as determined by investee company:
 J.P. Morgan Real Estate Fund                                 --         32,065,098

Contract value:
 Unallocated insurance contracts                       261,412,879      205,927,404
                                                    --------------   --------------
                                                    $2,307,067,195   $1,930,304,433


--------------------------------------------------------------------------------
                                                                               8

     HARRIS CORPORATION UNION RETIREMENT PLAN

     Notes to Financial Statements

     June 30, 1998 and 1997

--------------------------------------------------------------------------------



4.   INTEREST IN HARRIS CORPORATION MASTER TRUST, CONTINUED

     Investment income of the Master Trust for the year ended June 30, 1998 is as follows:

Net appreciation (depreciation) in fair value as
 determined by quoted market price:
    U.S. government securities                     $   5,553,561
    Corporate debt securities                          2,544,994
    Foreign debt securities                             (607,721)
    Corporate equity securities                      171,954,218
    Morgan Stanley International Magnum Fund           2,656,266
    Wells Fargo Bank Index Fund                       24,415,348
    Putnam New Opportunities Fund                     25,213,280
    BT Pyramid Broad Market Fixed Income Fund          9,321,342
    BT Pyramid Equity Index Fund                      94,367,257
                                                   -------------
                                                     335,418,545
Net appreciation (depreciation) in fair value as
  determined by investee company:
    J.P. Morgan Real Estate Fund                       1,574,312
                                                   -------------
                                                     336,992,857
Interest and dividends                                61,999,493
                                                   -------------
                                                   $ 398,992,350
                                                   =============


5.   INCOME TAX STATUS

     The plan obtained its latest determination letter on September 29, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of June 30, 1998. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   YEAR 2000 ISSUE (UNAUDITED)

     Certain software and hardware systems are time-sensitive. Older time-sensitive systems often use a two-digit dating convention (e.g., "00" rather than "2000") that could result in system failure and disruption of operations as the year 2000 approaches. The Year 2000 problem will impact the Plan Sponsor, the trustee, recordkeeper, and investment managers, as well as their vendors and suppliers. Harris Corporation ("Company") has determined its needs to replace or modify several of its software systems and is in the process of replacing or outsourcing many of its time-sensitive software systems. The Company has identified exposure in various operating and business systems including financial and administrative functions. The Company has also initiated communications with suppliers and other relevant third parties to identify and minimize disruptions to the Company's operations and to assist in resolving Year 2000 issues. However, there can be no certainty that the systems and products of other companies on which the Company and Plan relies will not have an adverse effect on the Company's or Plan's operations.



--------------------------------------------------------------------------------
                                                                               9

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                         Harris Corporation Union Retirement Plan

                         /s/ Jeffrey Pratt Morrill
                         ------------------------------------------------
                         Jeffrey Pratt Morrill
                         Plan Administrator


Date: December 22, 1998